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                             February 10, 2023

       Michael White
       Chief Financial Officer
       Piedmont Lithium Inc.
       32 North Main Street, Suite 100
       Belmont, North Carolina
       28012

                                                        Re: Piedmont Lithium
Inc.
                                                            Form 10-KT for the
Fiscal Year Ending December 31, 2021
                                                            Filed February 28,
2022
                                                            File No. 001-38427

       Dear Michael White:

              We have reviewed your January 26, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       November 8, 2022 letter.

       Form 10-KT for the Fiscal Year Ending December 31, 2021 Filed February 28, 2022

       Item 1. Business, page 5

   1. We note your response to prior comment 1, including summary language and a list of additional information
that you will provide for the Carolina Lithium Project, as your only material property,
along with proposed language for non-material properties.

                                                        Please confirm your
understanding that production projections should not be disclosed unless supported by a
technical report summary, prepared in accordance with Subpart
                                                        1300 of Regulation S-K.
Also revise to remove ounces of gold or associated estimates concerning neighboring
properties in which you do not own a mineral interest.
 Michael White
FirstName LastNameMichael White
Piedmont Lithium Inc.
Comapany10,
February  NamePiedmont
            2023       Lithium Inc.
February
Page 2 10, 2023 Page 2
FirstName LastName
2. We note that you submitted tables to be utilized in reporting summary mineral resources and mineral reserves in response to prior comment 3, although Note 3 to the first table indicates that mineral resources would be reported inclusive of the mineral reserves.

         Please revise the proposed format along with any intended future disclosures as necessary to report all estimates of mineral resources exclusive of mineral reserves to comply with
         Item 1304(d)(2) of Regulation S-K, notwithstanding any election by the qualified persons to include such aggregated quantities in the technical report summary.
Item 15. Exhibits.
Exhibit 96.1, page 49

3. We note your response to prior comment 5, regarding content of the technical report summary, and have the following additional points that you should address in consultation with the qualified persons involved in preparing that report. Please ensure that the technical report summary conforms to the following guidance:

                Although the qualified person may elect to include estimates of mineral resources inclusive of mineral reserves, the technical report summary must also include estimates of mineral resources exclusive of mineral reserves to comply with
              Item 601(b)(96)(iii)(B)(11)(ii) of Regulation S-K.

                The table of discounted cash flows submitted with your response should be modified to include a column for cumulative amounts and footnotes with the equations used to convert production of the mineral reserves into each of the products listed in the table, such as spodumene concentrate and lithium hydroxide, along with explanations of how those formulas were established and found to be reasonable.

                The economic analysis provided in Section 19 must include annual cash flow forecasts based on an annual production schedule for the life of the mining project to comply with Item 601(b)(96)(iii)(B)(19) of Regulation S-K.
4. We note that in response to prior comment 5, regarding information disclosed about market studies providing justification for demand or sales over the life of the mine, pursuant to Item 601(b)(96)(iii)(B)(16) of Regulation S-K, you indicate that you will supplement the financial modeling information associated with your long term business plan, with a standalone cash flow model "...based solely upon the processing and sales of mineral reserves converted to lithium hydroxide," which we understand is representing your expectation that ore production will occur over approximately eleven years.

         However, with regard to Item 601(b)(96)(iii)(B)(19) of Regulation S-K, you refer to
         Figures 12-1 and 19-1 (possibly intending reference to Tables 12-1 and 19-1 on pages 121 and 200) of the technical report summary as having "collectively satisfied the substantive requirements" pertaining to the economic analysis, although you indicate that additional cash flow details will be provided for some line items in
Section 19 and that
 Michael White
Piedmont Lithium Inc.
February 10, 2023
Page 3
         reserve information in Section 12 "will be re-cast/overlaid with additional cash flow information on the basis of processing mineral reserves only...."

         We understand from the technical assumptions disclosed on page 202 of the technical report summary that details of the economic analysis provided in
Section 19 are based on
         a model that assumes not only production and processing of your mineral reserves into lithium hydroxide monohydrate over a period of eleven years, but also processing spodumene concentrate purchased from third parties for an additional twenty years.

         Given the objective of the technical report summary, as outlined in
Item 601(b)(96)(i) of
         Regulation S-K, to support disclosures of mineral resources and mineral reserves, by identifying and summarizing the underlying scientific and technical information and conclusions, it is unclear how inclusion of cash flows incremental to those derived from processing your mineral reserves would be consistent with this objective.

         We believe that content throughout the technical report summary should generally be aligned with this objective. For example, the economic analysis in
Section 19 should
         include annual cash flow forecasts based on an annual production schedule for the life of the mining project, along with measures of economic viability such as net present value
         (NPV), internal rate of return (IRR), and payback period of capital.

         Please explain to us, with input from the qualified persons, why economics associated with processing spodumene concentrate acquired from third parties for twenty years beyond the life of your mine would be appropriately regarded as support for your disclosures of mineral resources and mineral reserves, in your view; and tell us the extent to which the mining project would be economic or uneconomic if recovery of the concentrator and chemical plant costs were dependent upon the mining project alone.

         If you believe that you are able to show how financial modeling associated with your long term business plan has utility in supporting your mineral resources and reserves in the technical report summary, please submit the entire corresponding annual discounted cash flow forecasts for our review, and we will further consider your position.
       You may contact John Coleman at 202-551-3610 or Gus Rodriguez at 202-551-3752 if
you have questions regarding comments.



FirstName LastNameMichael White                                Sincerely,
Comapany NamePiedmont Lithium Inc.
                                                               Division of
Corporation Finance
February 10, 2023 Page 3                                       Office of Energy
& Transportation
FirstName LastName